Exhibit 1.02

IDEX Corporation
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities and Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, wolframite, gold and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG or Conflict Minerals). These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.
If a registrant can reasonably determine that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or from recycled and scrap sources, they must file a Form SD which describes the Reasonable Country of Origin Inquiry process that is the basis for such determination.
If, after completing its RCOI, a registrant knows or has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, then the registrant must exercise due diligence on Conflict Minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Mineral Report (CMR), to the SEC that includes a description of those due diligence measures.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. These statements may relate to, among other things, capital expenditures, cost reductions, cash flow, and operating improvements and are indicated by words or phrases such as “anticipate,” “estimate,” “plans,” “expects,” “projects,” “should,” “will,” “management believes,” “the company believes,” “the company intends,” and similar words or phrases. These statements are subject to inherent uncertainties and risks that could cause actual results to differ materially from those anticipated at the date of this news release. The risks and uncertainties include, but are not limited to, the following: economic and political consequences resulting from terrorist attacks and wars; levels of industrial activity and economic conditions in the U.S. and other countries around the world; pricing pressures and other competitive factors, and levels of capital spending in certain industries - all of which could have a material impact on order rates and IDEX’s results, particularly in light of the low levels of order backlogs it typically maintains; its ability to make acquisitions and to integrate and operate acquired businesses on a profitable basis; the relationship of the U.S. dollar to other currencies and its impact on pricing and cost competitiveness; political and economic conditions in foreign countries in which the company operates; interest rates; capacity utilization and the effect this has on costs; labor markets; market conditions and material costs; and developments with respect to contingencies, such as litigation and environmental matters. The forward-looking statements included here are only made as of the date of this release, and management undertakes no obligation to publicly update them to reflect subsequent events or circumstances. Investors are cautioned not to rely unduly on forward-looking statements when evaluating the information presented here.
Company Overview
This report has been prepared by management of IDEX Corporation (herein referred to as “IDEX,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries.
IDEX is a Delaware corporation incorporated on September 24, 1987. The Company is an applied solutions business that sells an extensive array of pumps, flow meters and other fluidics systems and components and engineered products to customers in a variety of markets around the world. All of the Company’s business activities are carried out through wholly-owned subsidiaries.
The Company has three reportable business segments: Fluid & Metering Technologies, Health & Science Technologies and Fire & Safety/Diversified Products. Within our three reportable segments, the Company maintains six platforms. The Fluid & Metering Technologies segment contains the Energy, Water (comprised of Water Services & Technology and Diaphragm & Dosing Pump Technology), and Chemical, Food & Process platforms, as well as the Agricultural group (comprised of Banjo). The Health & Science Technologies segment contains the IDEX Optics & Photonics, Scientific Fluidics and Material Processing Technologies platforms, as well as the Sealing Solutions and the Industrial (comprised of  Micropump and Gast) groups. The Fire & Safety/Diversified Products segment is comprised of the Dispensing, Rescue, Band-It, and Fire Suppression groups.
Our products contain a wide variety of components from a number of sources globally.
Supply Chain
IDEX is several layers removed from the mining and smelting of the Conflict Minerals, mainly purchasing components already assembled for integration into our manufacturing process. Due to this complexity, IDEX relies heavily on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us - including sources of 3TG that are supplied to them from lower tier suppliers. IDEX expects that applicable direct suppliers will cooperate with our due diligence efforts in support of our Conflict Minerals commitment and have communicated this expectation to our suppliers. As described below, we are working with applicable direct suppliers to insure they provide their 3TG sourcing information.
It is not practicable to conduct a survey of all our suppliers and we believed a reasonable approach would be to conduct a survey of the suppliers who represented the majority of our expenditures in 2013. In addition, we included suppliers where the nature of the component, or the location of the supplier, indicated that those components were likely to contain 3TG. We surveyed direct suppliers representing the top 80% of our 2013 expenditures for direct components. We conducted an electronic survey of those suppliers using a customized/tailored survey based on the template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s Conflict Minerals policy, engagement with its direct material suppliers, and potential 3TG within its products. In addition, the Template contains questions about the origin of Conflict Minerals included in its products, as well as supplier due diligence. Written instructions were included in the electronic survey. The Template is being used by many companies in their due diligence processes related to Conflict Minerals.
We are unable with absolute assurance to determine the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are submitting to the SEC a Conflict Minerals Report (CMR) as an Exhibit to Form SD. This report must include:

•	A description of the measures we took to exercise due diligence on the Conflict Minerals’ source and chain of custody

•	The facilities used to process the Conflict Minerals, if known

•	The country of origin of these Conflict Minerals, if known

•	Recognized framework used to develop due diligence

•	Steps that the Company has or will take to mitigate risk the Conflict Minerals will benefit armed groups and any steps to improve due diligence

•	The efforts to determine the mine or location of origin
In accordance with the SEC Rule, this report is available on our website: www.idexcorp.com
Conflict Minerals Policy
We have adopted the following policy which can be found at: www.idexcorp.com

DESCRIPTION OF THE COMPANY’S REASONABLE COUNTRY OF ORIGIN INQUIRY
We have enlisted the assistance of a third party consultant to help design and implement a Conflict Minerals Compliance Plan to comply with Dodd-Frank Section 1502. In order to achieve compliance, we have taken the following steps:

1.
Conflict Minerals Policy: We have instituted a Conflict Minerals sourcing policy. IDEX and its three reportable business segments (“segments”) worked with applicable suppliers to perform the necessary due diligence to determine the potential for Conflict Minerals in our supply chain and products. All of our applicable suppliers are expected to cooperate with our due diligence efforts in support of our Conflict Minerals commitment. Our Conflict Minerals Policy can be found at http://www.idexcorp.com/about/about_corpResp.asp.

2.
Internal Standard Operating Procedures: We created internal standard operating procedures for our segments that are affected by Conflict Minerals. These procedures provide a step-by-step process that each segment must follow in order to generate and maintain the necessary information needed for the Company’s compliance with Dodd-Frank Section 1502.

3.
Risk Assessment: As part of our compliance program, all segments and suppliers were assessed in order to identify Conflict Minerals scope and risk. As a result, our direct material suppliers, defined as any supplier whose products/materials go into an IDEX finished product and are necessary to the functionality of said finished product, were deemed as in scope. After reviewing the numerous direct suppliers, it was determined, through a reasonable course of action, that the suppliers with the top 80% of direct material spend would be surveyed as part of the 2013 Conflict Minerals compliance program.

4.
Reasonable Country of Origin Inquiry Methodology: We utilized Archer software and services to conduct our reasonable country of origin inquiry. This involved sending the Template to the top 80% of our direct material suppliers.

RESULTS OF THE COMPANY’S REASONABLE COUNTRY OF ORIGIN INQUIRY
Based on the process described above, we were able to determine that approximately 90% of the supplier survey results received either do not provide materials that contain Conflict Minerals or do not provide any reason to believe that their Conflict Minerals originate in the Covered Countries. The remaining supplier survey results received which were unable to provide sufficient Conflict Minerals source information, as part of the initial Reasonable Country of Original inquiry, underwent additional OECD Due Diligence activities that are described in our Conflict Minerals Report.
Please visit www.idexcorp.com for our internet disclosure for Conflict Minerals and related SEC filings.

Due Diligence Process
Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance, 2nd edition 2013) and the related Supplements for 3TG.
Due Diligence Performed
Management Systems
As described above IDEX Corporation has adopted a Company policy which is posted on our website at www.idexcorp.com

Internal Team
The IDEX Conflict Minerals team is comprised of members from legal, finance, sourcing, accounting and compliance with our CFO serving as the Executive Sponsor. In addition, each IDEX business unit has a Conflict Minerals coordinator to serve as the main point of contact.
Control Systems
As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively participate within industry groups such as the Manufacturers Alliance for Productivity and Innovation (MAPI), attend SEC Legal briefing updates, and periodically attend third party Conflict Minerals webinar updates to ensure we stay abreast of the latest developments in the Conflict Minerals Rule.
Controls include our Employee Code of Conduct which outlines expected behaviors for all IDEX employees, trainings with BU Coordinators to discuss parameters of the Rule, and communicating the IDEX Conflict Minerals Policy and supplier expectations to all direct material suppliers surveyed.
Supplier Engagement
With respect to the OECD requirement to strengthen engagement with our applicable direct material suppliers, IDEX has taken steps to increase engagement and knowledge about Conflict Minerals at our applicable direct material suppliers surveyed including: providing an overview of Conflict Minerals, providing an introduction to the IDEX Conflict Minerals survey, outlining supplier expectations around the IDEX Conflict Minerals program, and setting up a Conflict Minerals centralized IDEX mailbox to handle any direct material supplier inquiries related to Conflict Minerals.
Maintain records
We have adopted a policy, aligned with the OECD guidelines, to retain relevant documentation evidencing our Conflict Minerals compliance activities for a minimum of 5 years.
Identify and assess risk in the supply chain
We reviewed supplier responses to our survey noting those responses which may have indicated Conflict Minerals sourced from the Covered Countries and those responses which were incomplete. In addition, we noted those direct material suppliers that did not complete a survey.
We rely on these direct material suppliers, whose components may contain 3TG, to provide us with information about the source of Conflict Minerals contained in the components supplied to us. Our direct material suppliers are similarly reliant upon information provided by their direct material suppliers.
Design and Implement a Strategy to Respond to Risks
The Archer system and Business Unit Conflict Minerals Coordinators sent email reminders to those suppliers who did not complete a survey, reminding them to do so. We reviewed the responses to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We have worked directly with these suppliers to provide more accurate and complete responses.
Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We rely on initiatives such as the Conflict Free Smelter Initiative (CFSI) to help verify conflict free smelters.

Annually report or integrate, when practicable, into annual sustainability or corporate responsibility reports
Our Conflict Minerals SD and CMR Report will be available on the IDEX Corporate website
Due Diligence Results
Survey Responses
These supplier survey results were consistent across our three reportable business segments: Fluid & Metering Technologies, Health & Science Technologies and Fire & Safety/Diversified Products. The survey responses received provided data at a company level and we were unable to identify the smelters or refiners used for components supplied to IDEX. We are therefore unable to determine whether any of the Conflict Minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.
Other Required Disclosures
1. Efforts to determine country of origin, if known
By requesting our suppliers to complete The Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.
2. Smelters or Refiners, and Country of Origin, if known
Our suppliers were unable to represent to us that 3TG from smelters or refiners they listed had actually been included in components they supplied to IDEX Corporation. We have therefore elected not to present the smelter and refiner names in this report. In addition, due to these representations by our suppliers, IDEX Corporation was unable to determine country of origin of the Conflict Minerals in our products.

3. Steps to be taken to mitigate risk (disclaimer: forward looking statements)
We intend to take the following steps to improve the due diligence conducted to further mitigate the risk that the necessary Conflict Minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.
Include Conflict Minerals language, consistent with our Conflict Minerals Policy, within applicable direct supplier contracts requiring these suppliers to notify us if 3TG is contained in their product.

b.	Continue to increase the response rate across the applicable direct material supplier base through increased communication

c.	Engage with direct material suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

d.	Take remediation steps, if necessary, to direct material suppliers who are unwilling to support our Conflict Mineral program

e.	Work with the relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD guidance.